UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement: Changes to minimum investment amount
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Victory Litigation Fund I, LP

Legal status of issuer

Form
Limited Partner

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 2, 2023

Physical address of issuer
8 The Green, Suite 11628, Dover, DE 19901

Website of issuer
https://www.victorydfi.com/

Name of intermediary through which the Offering will be conducted
ChainRaise LLC

CIK number of intermediary
0001870874
SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
4.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista

Type of security offered
Certificate Of Participation

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount (minimum)
$100,000.00

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☐   First-come, first-served basis

☑   Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
October 18, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Island

March 20, 2024

FORM C/A

Up to $5,000,000.00

Victory Litigation Fund I, LP



Victory Certificate of Participation

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by, Victory Litigation Fund I, LP (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in a Certificate of Participation Offering of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $1000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise (the "Intermediary"). The Intermediary will be entitled to receive 4% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1000.00	$40.00	$960.00
Aggregate Minimum Offering Amount	$100,000.00	$4,000.00	$96,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$200,000.00	$4,800,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.victorydfi.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is March 20, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

  THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FOR FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.victorydfi.com/

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Victory Litigation Fund I, LP (the "Company") formed in Delaware as a Limited Partner, on June 2, 2023.

The Company is located at 8 The Green, Suite 11628, Dover, DE 19901.

The Company's website is https://www.victorydfi.com/.

The First Campaign will be Camp Lejeune Water Contamination Claims. Between the early 1950s and late 1980s, water contamination at this base camp may have exposed thousands of people to serious health risks for decades. Service members and their families who lived on the base were unknowingly drinking contaminated water, and using it to bathe, cook, and wash their clothes.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

We were formed to engage in the business of investing in the legal services marketplace to originate, manage, and finance legal and administrative claims through carefully selected law firms on behalf of plaintiffs.

The Company was formed in 2023 as a venture equity fund. It strives to build evergreen wealth in order to advance social justice on behalf of veterans. This mission started in 2016 as a tribute to Ron's son who died in an overdose. His original plans were to address the human trafficking problem. Then, the Camp Lejeune Justice Act was passed, and Ron realized he was the right guy, in the right place, at the right time. He has the experience and credentials to make an impact for veterans. He was stationed at Camp Lejeune and his family was impacted—this is personal on behalf of veterans

The Offering

Minimum amount of Securities being offered	100,000
Total Securities outstanding after Offering (if minimum amount reached)	100,000
Maximum amount of Securities	5,000,000
Total Securities outstanding after Offering (if maximum amount reached)	5,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$1,000.00
Offering deadline	October 18, 2024
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Legal privileges related to Litigation and Litigation Financing
There are legal privileges that exempt certain information from disclosure. The privilege for attorney-client communications protects communications between clients and their attorneys. The purpose of the attorney-client privilege is to encourage frank discussions and the rendering of sound legal advice. The privilege for attorney work product protects documents or material things prepared by a party or a party's representative in anticipation of litigation.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on June 2, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate

profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our [research, development or commercialization programs, product launches or marketing efforts,] any of which may materially harm our business, financial condition, and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition, and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Ron Lasorsa who is CEO Jan 2022 to present of the Managing Entity. The loss of Ron Lasorsa or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ron Lasorsa in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Ron Lasorsa die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders and will not have voting rights.
The investment interest is exclusively in any proceeds from the Litigation—not the Company itself. Investors will not have an ownership claim to the Company or to any of its assets other than the proceeds from the Litigation nor have the right to vote upon matters of the Company or the Litigation.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully, review all public filings on the docket, and should consult with their attorney and business advisor prior to making any investment decision.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We were formed to engage in the business of investing in the legal services marketplace to originate, manage and finance legal and administrative claims through carefully selected law firms on behalf of plaintiffs.

VLF was formed in 2023 as a venture equity fund. It strives to build evergreen wealth in order to advance social justice on behalf of veterans. This mission started in 2016 as a tribute to Ron's son who died in an overdose. His original plans were to address the human trafficking problem. Then, the Camp Lejeune Justice Act was passed, and Ron realized he was the right guy, in the right place, at the right time. He has the experience and credentials to make an impact for veterans. He was stationed at Camp Lejeune and his family was impacted—this is personal on behalf of veterans

Business Plan

We were formed to engage in the business of investing in the legal services marketplace to originate, manage and finance legal and administrative claims through carefully selected law firms on behalf of plaintiffs. The Company will pursue contingency-based cases that fall within three categories: (1) Government administrative claims (2) Mass tort or class action litigation (3) Single-event litigation. The Company will pursue cases in each category that meet the following criteria: · Individuals or businesses are eligible to participate in the administrative program or to file a legal claim and have similar underlying circumstances; · Individuals or businesses are compensated based on their unique situation or specific injuries; · Awards are allocated to individuals and businesses from a government established program or from a court-ordered Qualified Settlement Fund.

The Camp Lejeune Water Contamination Claims is a litigation that will be pursued.

The U.S. Marine Corps Base Camp Lejeune is a military base on the east coast located in Jacksonville, North Carolina. Currently, it's part of a combined installation with the New River Marine Corps Air Station. The base camp is home to marine expeditionary forces and other units.

Between the early 1950s and late 1980s, water contamination at this base camp may have exposed thousands of people to serious health risks for decades. Service members and their families who lived on the base were unknowingly drinking contaminated water, and using it to bathe, cook, and wash their clothes.

Veterans who were present at Camp Lejeune during this period who later developed specific diseases may be entitled to disability compensation.

Since its founding in 1942, Camp Lejeune has been a permanent or temporary home for thousands of military service members and their families. It's been a place of work or home for thousands more civilian contractors and employees.

In the 1980s, environmental testing at Camp Lejeune unveiled that the water supply going to these soldiers and civilians was dangerously contaminated. The water was contaminated with chemicals from a dry-cleaning company and the base water treatment facilities in the area. The Hadnot Point and Tarawa terrace water treatment plants are among those in question. The contamination exposed residents to over 3,000 times the ATSDR recommended safe limit for such toxic chemicals.

According to the Agency for Toxic Substances and Disease Registry (ATSDR), multiple contamination sources were identified. They included waste disposal sites and underground storage tanks. The toxic compounds found at Camp Lejeune are referred to as Volatile Organic Compounds (VOCs), and they make up products such as degreasers and dry-cleaning solvents.

A nearby dry-cleaning company was using such solvents, which ended up contaminating the groundwater. The surrounding areas also had waste disposal sites and industrial spills that contributed to the contamination. The ATSDR says that water wells supplying the base surpassed its set limits. The contamination was first discovered in 1982, though it took over three years for the wells to be shut down.

Later studies showed there are more than 70 other chemicals that caused health risks. The most hazardous and prevalent of these were as follows:

Trichloroethylene (TCE) and Perchloroethylene (PCE)

TCE is an industrial chemical used in the manufacture of hydrofluorocarbons. It was commonly used as a degreaser and solvent on metal military equipment. The Hadnot Point facility was found to be highly contaminated with TCE.

Both TCE and PCE have been shown in several studies to raise the risk of developing several cancers, including liver and kidney cancers, along with some support for non-Hodgkin's lymphoma and Hodgkin's disease. Exposure to TCE is also potentially associated with cervical cancer. Certain data suggests associations between exposure to TCE with multiple myeloma and colon, prostate, and laryngeal cancers.

Dry cleaning and laundry work, which often involve using PCE and TCE, is also believed to be associated with pancreatic, kidney, esophageal, cervical, and lung cancers. There's also growing support that they are associated with prostate, bladder, and colon cancers.

Benzene

Benzene is a known carcinogen that usually promotes both acute myeloid leukemia (AML), multiple myeloma, chronic lymphocytic leukemia (CLL), and non-Hodgkin lymphoma.

Vinyl Chloride

This is a chemical produced by burning plastics like PVC pipes. It's highly carcinogenic and can cause several forms of cancer, including angiosarcoma, colon cancer, and testicular cancer. Exposure to vinyl chloride has been shown to result in up to 5 times higher rates of liver cancer, lung cancer, and angiosarcoma.

Toluene

Studies involving workers exposed to toluene demonstrated an increase in the occurrence of cancers of the breasts, lungs, stomach, esophagus, colon, and particularly the rectum. Additionally, the substance is known to increase the risk of lympholeukaemia, lymphosarcoma, as well as non-Hodgkins and Hodgkin's lymphoma in workers exposed to it.

Other Contaminants

While the toxins listed above occurred in the highest quantities in the water at Camp Lejeune, many other highly carcinogenic toxins were found. Some of these include mercury and other heavy metals, assorted polycyclic aromatic hydrocarbons (PAHs), pesticides, and others.

The hazardous chemicals outlined above have been linked to several debilitating health conditions. These include:
• Esophageal cancer
• Leukemia
• Kidney cancer
• Breast cancer
• Bladder cancer
• Lung cancer
• Renal toxicity
• Female infertility
• Multiple myeloma
• Miscarriage
• Non-Hodgkin's Lymphoma
• Scleroderma
• Myelodysplastic syndrome
• Neurobehavioral effects
• Hepatic steatosis

Qualifying family members include those where the sponsor (a qualifying veteran) was on active duty and served at Camp Lejeune for 30 days or more between August 1, 1953, and December 31, 1987, lived on the base for 30 days or more within the same dates, or was a dependent or spouse of the veteran during the same period. This includes the infants born of women that were pregnant on the base during the same period.

History of the Business

The Company's Products and/or Services

The Company will pursue contingency-based cases that fall within three categories:

(1) Government administrative claims
(2) Mass tort or class action litigation
(3) Single-event litigation

Competition

The Company's primary competitors are law firms currently representing clients in the Camp Lejeune litigation like the following:

https://camplejeunelegal.com/

https://www.belllegalgroup.com/camp-lejeune/

https://lawrsd.com/mass-tort/camp-lejeune-water-contamination/

Supply Chain and Customer Base

The Company will pursue contingency-based cases that fall within three categories:

(1) Government administrative claims
(2) Mass tort or class action litigation
(3) Single-event litigation

The Company will pursue cases in each category that meet the following criteria:

· Individuals or businesses are eligible to participate in the administrative program or to file a legal claim and have similar underlying circumstances;
· Individuals or businesses are compensated based on their unique situation or specific injuries;
· Awards are allocated to individuals and businesses from a government established program or from a court-ordered Qualified Settlement Fund.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name: Victory Venture Partners LLC

Description:

Responsible for all decision-making of Victory Litigation Fund I, LP. The Investors in the Securities have no voting rights and have no say in respect of any operational matters of Victory Litigation Fund I, LP.

Year in Business: 2023

Management Fee:

Refer to Investment Returns on page 29 below.

Other

The Company's principal address is 8 The Green, Suite 11628, Dover, DE 19901

The Company has the following additional addresses: None

The Company conducts business in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4%	$40,000	4%	$200,000
Estimated Attorney Fees	1%	$10,000	1%	$50,000
Estimated Accountant/Auditor Fees	1%	$10,000	1%	$50,000
General Marketing	80%	$800,000	80%	$4,000,000
Research and Development	4%	$40,000	4%	$200,000
Future Wages	0	$0	0	$0
Repayment of Debt	0	$0	0	$0
General Working Capital	10%	$100,000	10%	$500,000
Total	**100.00%**	**$1,000,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ronald S Lasorsa

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO of Victory Venture Partners LLC - Jan 2022 to present (the Managing Entity)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of RSL Capital Jan 2016 to Dec 2021

Education

United States Naval Academy BS in Political Science Class of 1989 Boston University MSBA class of 1994

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Dover, Delaware.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Limited Partner Interest
Amount outstanding	100.00% Members Interest
Voting Rights	Victory Venture Partners LLC has 100% voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and issue additional securities at a later date. Issuance of additional securities would be dilutive.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.00% Members Interest

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

The Company has ascribed no pre-Offering valuation to the Litigation; the securities are priced arbitrarily.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company's operations will be through the Victory Litigation Fund I, LP.

Victory Litigation Fund I, LP will be controlled by Victory Venture Partners LLC.

The majority of Victory Venture Partners LLC is owned by Ron Lasorsa (100%).

Following the Offering, the Purchasers will own nil % of the Company, as the Security to be purchased is a Certificate of Participation.

The rights of the holders of the Certificates of Participation are set out in the Certificate of Participation Agreement, which is included as Exhibit B

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

To date, no external funding has been received.

After the offering, we should have enough liquidity to execute our business plan for 2024.

Our main challenge is to secure sufficient leads using both paid and earned media sources. Paid media will include a combination of TV, Radio, and Digital advertising. Earned media will include news articles, blog posts and media appearances.

Liquidity and Capital Resources

We should have enough liquidity to execute our business plan for 2024.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 of Certificates Of Participation ("Purchase Agreements") for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $1,000,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 18, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1000.00.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

4.0% of the amount raised

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

The Securities are not equity interests in the Company. Certificates of Participation merely provide a right to receive an Investment Return (defined below) at some point in the future, conditioned upon the occurrence of certain events.

We request that you please review our organizational documents in conjunction with the following summary information.

Distributions

The Securities do not entitle Investors to any dividends.

Allocations

To determine how the economic gains and losses of the Company will be shared, refer to the Investment Returns section below.

Voting and Control

The holders of the Securities will not have voting rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Investment Returns

LAW FIRM agrees to pay CME a fixed performance fee per case for completing specific services outlined in the Management Services Agreement ("MSA").

Pursuant to this Agreement, LAW FIRM agrees to pay a per-case performance fee to CME. The performance fee specific to each underlying case is payable within 30 days of when the LAW FIRM receives its legal fee on that particular case.

The Investment Return is calculated by multiplying the Final Cost of Acquisition ("FCOA") by a contractually agreed-upon multiplier of 10. For every Lawsuit originated by Seller, Law Firm will pay $10 for every $1 Seller expended in originating the Lawsuit.

The FCOA is calculated by taking the total funds spent during an advertising campaign to originate cases divided by the final number of cases filed with the court.

Final Cost of Acquisition Calculation

For example, if $100,000 is the total amount of funds spent during an advertising campaign, and 10 cases are filed with the court, the FCOA is $10,000 per case ($100,000 / 10).

The FCOA figure is used to determine the performance fee (as outlined in the following sections).

Performance Fee Calculation Methodology

The performance fee is calculated by multiplying the FCOA by a contractually agreed upon Multiplier ("Multiplier"). Thus, the per case performance fee = FCOA * Multiplier.

The Multiplier is determined based on the amount of capital contributed by a law firm in proportion to the amount of funds contributed by the CME, as follows:

1)   If LAW FIRM contributes $1 for every $1 provided by CME, the Multiplier is three. The performance fee is three times the FCOA.

2)   If LAW FIRM contributes $1 for every $4 provided by CME, the Multiplier is six. The performance fee is six times the FCOA.

3)   If LAW FIRM does not contribute any of its own funds, the Multiplier is ten. The performance fee is ten times the FCOA.

For example, assuming a FCOA of $10,000:

●   The performance fee for a 1:1 contribution of funds is equal to 3 (Multiplier) * $10,000 (FCOA) = $30,000 per case
●   The performance fee for a 1:4 contribution of funds is equal to 6 (Multiplier) * $10,000 (FCOA) = $60,000 per case
●   The performance fee if the law firm does not contribute funds is equal to 10 (Multiplier) * $10,000 = $100,000 per case

LAW FIRM Funds	CME Funds	Multiplier	performance fee
$1	$1	3	3 * FCOA
$1	$4	6	6 * FCOA
$0	$1	10	10 * FCOA

Distribution of Funds: 50% Reinvestment / 50% Payout

As Lawsuits are paid, the amounts paid are used to pay the Law Firm's contingency fees. Law Firm will then pay Seller the Investment Return. Once Seller's cumulative net cash flow from Investment Returns reaches $1,000,000 in aggregate, for each completed campaign 50% of the funds will be distributed pro-rata to Buyers, and 50% will be redeployed and reinvested to conduct additional campaigns.

For example, assuming cumulative net cash flow from Investment Returns reaches $1,000,000:

- 50% of the funds ($500,000) will be distributed pro-rata to Buyers,
- 50% ($500,000) will be redeployed and reinvested to conduct additional campaigns.

50% Reinvestment Allocation

The 50% reinvestment allocation allows Investors to benefit from the contingency fees and Investment Returns of additional campaigns without the need for additional Certificate of Participation sales, thereby minimizing Seller Certificate of Participation dilution and maximizing ROI for the Buyers.

The Seller will cap the total management fee to 20% of money allocated to each campaign, including campaigns from redeployed funds, consistent with the industry norms.

50% Payout Allocation

Of the 50% of funds from Investment Returns from each campaign distributed pro-rata to Buyers, Seller will not receive any distributions from Investment Returns until 100% of Buyers' initial investment has been returned to Buyer.

Once 100% of the initial investment has been returned to Buyers, the Buyers will receive 50% of the Investment Returns in the form of Pro Rata Distributions, and Seller will retain the remaining 50% of the Investment Returns.

For example, when the "Investment Returns" first reaches $1,000,000, after the $500,000 reinvestment allocation, there is $500,000 remaining for Payout. Assuming an initial Buyer investment of $100,000 :

- 100% of initial Buyer investment is repaid = $100,000
- 50% of remaining $400,000 investment return is distributed to Buyer = $200,000
- Total payout to Buyer is $300,000

When the "Investment Returns" reaches $1,000,000 all subsequent times, the Buyer, and the Seller, split the Pro Rata Distributions evenly until the buyer has been paid (10x) times return on initial investment.

- 50% of Payout Allocation to Buyers = $250,000
- Total payout to buyers is now $550,000

This 50% Reinvestment / 50% Payout process continues until Buyers receive payouts that total 10X times return on their initial investment.

Certificate of Participation Burn

Certificate of Participation shall expire after paying out 1000% (10x) times return on initial investment. Pro Rata Distributions will be made after receipt of funds from Lawsuits. Once the sum total of distributions for a given performance fee equals $10 for every $1 paid for the performance fee, the performance fee will automatically expire, and "burn" and Buyer will no longer be entitled to further Pro Rata Distributions.

It is anticipated and acknowledged that it will take more than one reinvestment/payout investment cycle, if ever, to achieve this return. Therefore, the maximum return an Investor can ever receive is 1000%.

Distribution of Funds: 50% Reinvestment / 50% Payout

As Lawsuits are paid, the amounts paid are used to pay the Law Firm's contingency fees. Law Firm will then pay Seller the Investment Return. Once Seller's cumulative net cash flow from Investment Returns reaches $1,000,000 in aggregate, for each completed campaign 50% of the funds will be distributed pro-rata to Buyers, and 50% will be redeployed and reinvested to conduct additional campaigns.

The 50% reinvestment allocation allows Investors to benefit from the contingency fees and Investment Returns of additional campaigns without the need for additional Certificate of Participation sales, thereby minimizing Seller Certificate of Participation dilution and maximizing ROI for the Buyers. The Seller will cap the total management fee to 20% of money allocated to each campaign, including campaigns from redeployed funds, consistent with the industry norms.

50% Payout Allocation

Of the 50% of funds from Investment Returns from each campaign distributed pro-rata to Buyers, Seller will not receive any distributions from Investment Returns until 100% of Buyers' initial investment has been returned to Buyers. Once 100% of the initial investment has been returned to Buyers, the Buyers will receive 50% of the Investment Returns in the form of Pro Rata Distributions, and Seller will retain the remaining 50% of the Investment Returns.

Certificate of Participation Burn and Buyback

Certificate of Participation shall expire after paying out **1000%** (**10x**) times return on initial investment. Pro Rata Distributions will be made after receipt of funds from Lawsuits. Once the sum total of distributions for a given COP equals $10 for every $1 paid for the COP, the COP will automatically expire, and "burn" and Buyer will no longer be entitled to further Pro Rata Distributions. Therefore, the maximum return an Investor can receive is 1000%.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Fee arrangements with the Managing Entity, as described above in the Form C/A.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

None

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Victory Litigation Fund I, LP
_____
(Issuer)

Ronald S Lasorsa
_____
(By)

Managing General Partner of Victory Litigation Fund
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s Ronald S Lasorsa
_____
(Signature)

Ronald S Lasorsa
_____
(Name)

Managing General Partner of Victory Litigation Fund
_____
(title)

March 20, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Claim Participation Agreement
Exhibit D   Management Service Agreement between Seller and Law Firm
Exhibit E   Video Transcription

EXHIBIT A

Financial Statements



Independent Auditor's Report

Introduction

This firm audited the financial statements of Victory Litigation Fund I, LP (VLF), which included the income statement, balance sheet, and statement of cash flow as of August 31, 2023. Our responsibility in this matter is to express an opinion on these financial statements based on our audit.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

VLF was formed on May 31, 2023 and had not conducted any transactions at the time of our audit. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VLF as of August 31, 2023, and the results of its operations and cash flows for the year are in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

Kyle Durand, JD, LLM (Taxation)
The Precept Group
(425) 956-3494 • kyle@precept.co

Victory Litigation Fund I

FYE December 31

$ millions	2023
Cash	0
A/R	0
LT Assets	0
Total Assets	
A/P	0
LT Liabilities	0
Total Liabilities	
<u>Equity</u>	
Paid in Capital	0
Retained Earnings	0
Total Equity	
Total Liabilities + Equity	

Victory Litigation Fund I

FYE December 31

$ millions	Jun-23	Jul-23	Aug-23	Sep-23
Revenues	$0.00	$0.00	$0.00	$0.00
COGS	$0.00	$0.00	$0.00	$0.00
Gross Profit	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Gross profit margin, %				
SG&A	$0.00	$0.00	$0.00	$0.00
Operating Income (EBIT)	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Operating income margin, %				
Interest Expense	$0.00	$0.00	$0.00	$0.00
Interest Income	$0.00	$0.00	$0.00	$0.00
Profit Before Taxes	$0.00	$0.00	$0.00	$0.00
Taxes	$0.00	$0.00	$0.00	$0.00
Net Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Net income margin, %				

Victory Litigation Fund I

FYE December 31

$ millions	2023
Cash Flow from Operating Activities	
Net Income	0
Adjustments to NI to CF from Operations:	
(Inc) / Dec in A/R	0
(Inc) / Dec in LT Assets	0
Inc / (Dec) in A/P	0
Inc / (Dec) in LT Liabilities	0
CF from Operations	**0**
Cash Flow from Investing Activities	0
Cash Flow Available for Financing Activities	**0**
Cash Flow From Financing Activities	
Equity capital raise	0
Dividends	0
CF from Financing Activities	**0**
Cash	
Beginning balance	0
Net change in cash	0
Ending balance	**0**

EXHIBIT B

Subscription Agreement

VICTORY LITIGATION FUND
LP SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Victory Litigation Fund LP
Attn: Daniel Pittman
8 The Green, Suite 11628
Dover, DE 19901

Ladies and Gentlemen:

I commit and subscribe to purchase from Victory Litigation Fund I, LP a Delaware Limited Partnership Company (the "Company") "Certificate Of Participation" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Certificate Of Participation subscribed to hereby shall be issued to me in the form of Units.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

a. I hereby subscribe to purchase the number of Certificate Of Participation set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Certificate Of Participation subscribed.

Principal Amount of Certificate Of Participation ....(1)

b. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3 Representations of Investor.

In connection with the sale of the Certificate Of Participation to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM-C/A, dated on or about March 6, 2024 (the "Memorandum") relating to the offering of the Equity.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors" and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Certificate Of Participation.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Certificate Of Participation, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Certificate Of Participation).

d. I understand that an investment in the Certificate Of Participation is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Certificate Of Participation. I can bear the economic risk of an investment in the Certificate Of Participation for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Certificate Of Participation, that there are significant restrictions on the transferability of the Certificate Of Participation and that for these and other reasons, I may not be able to liquidate an investment in the Certificate Of Participation for an indefinite period of time.

f. I have been advised that the Certificate Of Participation have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

. Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Certificate Of Participation, (ii) the purchase of the Certificate Of Participation is a long-term investment, (iii) the transferability of the Certificate Of Participation is restricted, (iv) the Certificate Of Participation may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Certificate Of Participation.

b. I represent and warrant that I am purchasing the Certificate Of Participation for my own account, for long term investment, and without the intention of reselling or redistributing the Certificate Of Participation. The Certificate Of Participation are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Certificate Of Participation. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Certificate Of Participation in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Certificate Of Participation and for which the Certificate Of Participation were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Certificate Of Participation by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following lan- guage:

> "The securities represented by this certificate have not been registered under the Secu-
> rities Act of 1933, as amended, or applicable state securities laws and may not be sold,
> offered for sale, or transferred except pursuant to either an effective registration statement
> under the Securities Act of 1933, as amended, and under the applicable state securities
> laws, or an opinion of counsel for the Company that such transaction is exempt from reg-
> istration under the Securities Act of 1933, as amended, and under the applicable state
> securities laws. The transfer or encumbrance of the securities represented by this certifi-
> cate is subject to substantial restrictions."

5 Additional Representations of Investor.

In connection with the sale of the Units to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the Units. The Subscription Agreement and the Units are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the Units and to subscribe for and purchase the Units subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the Units as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the Units by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the Units are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the Units for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the Units are derived from legitimate and legal sources, and neither such funds nor any investment in the Units (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Units.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the Units to me, and the Units would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Units.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the Units to me.

g. I acknowledge and agree that any approval or consent of a Units holder required under the Units may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6 Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

☐   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

☐   v.   I am a director or executive officer of Victory Litigation Fund I, LP

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

☐   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

☐   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐   iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐   iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐   vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐   vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

     ☐   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

     ☐   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

     ☐   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐   viii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐   ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Certificate Of Participation and one or more of the following is true (check one or more, as applicable):

     ☐   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

     ☐   (2)   a corporation;

     ☐   (3)   a Massachusetts or similar business trust;

6 Investor Qualifications.

      ❑   (4) a partnership; or

      ❑   (5) a limited liability company.

❑   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Certificate Of Participation and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Certificate Of Participation.

❑   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

❑   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

❑   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

❑   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

❑   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

❑   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

❑   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

❑   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. Non-Accredited Investors.

❑   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

7 Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Certificate Of Participation. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Certificate Of Participation subscribed for are to be registered in the following form of ownership:

❑   Individual Ownership

❑   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

❑   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

❑ Cash ❑ CD ❑ Liquidation ❑ Margin or Bank Loan ❑ Money Market ❑ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

_____   _____
Name & Title (Typed or Printed) of Signatory   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                               (If different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The Certificate Of Participation subscribed for are to be registered in the following form of ownership (check one):

❑   Partnership

❑   Limited Liability Company

❑   Corporation

❑   Trust or Estate (Describe, and enclose evidence of authority :

❑   IRA Trust Account

❑   Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by Victory Litigation Fund I, LP As to: investment.securities.units the principal amount in Articles of Organization set forth in Item 2.a.; or investment.securities.units.accepted investment.securities.amount.accepted Certificate of Participation.

Victory Litigation Fund I, LP

By: . . . .
Name: Ron Lasorsa
Its: Managing General
Partner

Counterpart Signature Page to Operating Agreement of Victory Litigation Fund I, LP

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Articles of Organization of Victory Litigation Fund I, LP , as the same may be amended from time to time, and hereby authorizes Victory Litigation Fund I, LP to attach this counterpart signature page to the Operating Agreement as executed by the other parties thereto.

_____
Signature

_____
Name (Typed or Printed)

_____
Signature of Second Individual, if applicable

_____
Name (Typed or Printed)

EXHIBIT C

55

Claim of Participation Agreement

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

VICTORY LITIGATION FUND I

CERTIFICATE OF PARTICIPATION AGREEMENT

This Certificate of Participation Agreement (this "**Agreement**") is entered into on or about _______________ by and among Victory Litigation Fund I, a Delaware Limited Partnership (the "**Seller**") and each of the buyers who execute a signature page hereto (each, a "**Buyer**") for the respective amounts set forth thereon (the "**Purchase Price**").

WHEREAS, the Seller will originate claims as described in the Seller's Form C (the "**Claims**");

WHEREAS, Seller has engaged or will engage law firms (together with any successor or supplementary counsel, "**Law Firm**") to litigate these Claims, including any refiling, counterclaim, appeal, settlement, enforcement action, arbitration, or other action or process related to the thereto (collectively, the "**Lawsuits**") in exchange for the Contingency Fee and reimbursement of Law Firm's unpaid Claims Expenses;

WHEREAS, the purpose of Seller's entry into the Agreement and the related Master Services Agreement to Law Firm attached as **Exhibit A** (the "**MSA**") is to provide funding in an aggregate amount of up to $5,000,000 (the "**Offering**") before payment of fees and commissions incurred in connection with the Offering, to Seller for certain operating and other expenses related to the Lawsuits and the Offering;

WHEREAS, each of the Buyers wish to invest the Purchase Price to fund the Issuer's business, facilitate the prosecution of Claims originated by said Purchase Price, and to participate in the Litigation Proceeds (as defined below) if the Claims are successful to receive the Investment Returns set forth on **Schedule I** attached hereto; and

WHEREAS, each of the Buyers acknowledges and agrees that its financing of the Purchase Price is nonrecourse and the rights to Litigation Proceeds purchased hereunder (i) shall be of no value if there are no Proceeds received from the Final Determination of the Lawsuits unless otherwise provided herein and further (ii) shall be of no value, or the value will be reduced, if

Proceeds received from the Final Determination of the Lawsuits are insufficient to repay Buyers in full or at all subsequent to payment of Law Firm's Contingency Fee and reimbursement of Law Firm's unpaid Claims Expenses.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Buyers and the Seller, intending to be legally bound, hereby agree as follows:

1.   **Definitions**. The following capitalized terms shall have the following meanings:

"**Award**" means the total monetary amount owed to the Seller on account of or as a direct or indirect result of the Claims, whether by negotiation, arbitration, mediation, lawsuit, judgment, settlement, or otherwise. For the avoidance of doubt, "Award" includes both cash and the monetary value of non-cash assets at the time the Award is paid, and it excludes the value of injunctive, declaratory, or other non- monetary relief.

"**Certificate of Participation**" ("COP") is a financial instrument, issued by the Seller, which grants the Buyer a fractional interest in the Seller's litigation proceeds as delineated in the accompanying Certificate Schedule I. This fractional interest aligns with the concept of a revenue share, entitling the Holder to a proportionate distribution of the proceeds obtained through the Seller's legal successes.

(i)   Repayment of the COP is discussed in it's own section and may be negatively impacted by a successful motion to dismiss.

(ii)   The COP may employ traditional securityholder record keeping methods and/or may have its shareholder records maintained in a distributed ledger format consistent with traditional record keeping standards.

(iii)   The COP may be subject to transfer restrictions, limiting the ability of the holder to assign or sell the instrument to third parties without prior consent or compliance with applicable financial securities regulations.

"**Claims Expenses**" means the sum of all fees, costs and expenses (including and any other professional fees and expenses, whether for attorneys, advisors, experts, or witnesses; and procedural fees relating to court, arbitration, or other process, including filing and arbitrator fees; provided that the amounts in each case are approved by Law Firm) incurred or accrued by the Seller in prosecuting, defending and/or settling the Lawsuits.

"**Closing Date**" means the final closing date of the Offering as determined by Section 4(a)(6).

"**Contingency Fee**" means the following tiered contingency fee the Seller has agreed to pay the Law Firm in the event that there is a monetary recovery from the Lawsuits, which Contingency Fee, as defined in the MSA, together with Law Firm's unpaid Claims Expenses, will be payable before the Investment Return.

"**Depo-it Account**" means the Law Firm's trust account where the Purchase Price payable under the Agreements will be deposited.

"**Entity**" means any individual, partnership, corporation, limited liability company, association, estate, trust, business trust, governmental authority, fund, investment account, or other person or entity.

"**Final Determination**" means the final resolution of the Lawsuits, whether by settlement, the entry of a non-appealable final judgment against the Seller, or the enforcement of a final, non-appealable judgment in favor of the Seller.

"**Fund Administrator**" means the individual or entity appointed by the Seller and designated in Exhibit C.

"**Holdback Period**" means the period commencing as of the date the Litigation Proceeds are received in the Proceeds Account (the "Receipt of Proceeds") up to and until the expiration of the Litigation Proceeds Claims Period, or, if earlier, such time as Seller's obligations to the Buyers have been satisfied in full.

"**Indebtedness**" means, without duplication, all items that constitute (a) indebtedness for borrowed money or the deferred purchase price of property (other than trade payables incurred in the ordinary course of business); (b) obligations arising under letter of credit facilities, bonds, notes or other instruments; (c) all liabilities secured by any encumbrance on any of Seller's property (other than mechanics', repairmen's or other like non-consensual statutory encumbrances arising in the ordinary course of business with respect to obligations that are not past due); and/or (d) all guarantees or other liabilities with respect to any indebtedness of any other Entity.

"**Investment Return**" means Seller's right to Litigation Proceeds set forth in **Schedule I**.

"**IRC**" means the Internal Revenue Code of 1986, as amended, and the regulations in effect thereunder.

"**Litigation Proceeds**" means the net cash Proceeds received by the Seller on account or as a direct or indirect result of the Claims, after the payment of the Contingency Fee and all Claims Expenses.

"**Litigation Proceeds Claims Period**" means the period commencing on the date of the Receipt of Proceeds and continuing until 5:00pm EST on the date that is the first anniversary thereafter.

"**MTD Milestone**" means the entry of an order in the Lawsuits resolving one or more motions to dismiss against the Seller that has the effect of dismissing all claims against all defendants, with prejudice, *i.e.* without the ability to file an amended complaint.

"**Pro Rata Distributions**" means the product of the Investment Returns multiplied by the quotient resulting from dividing the total number of Certificate of Participation held by a Buyer by the total number of Certificate of Participation issued by the Seller.

"**Proceeds**" means (i) any and all value received to satisfy the Award, if the Award results from settlement or other negotiated agreement, and (ii) any and all value received to satisfy the Award, less any state, federal, or international taxes owed on such value, if the Award is a judgment, order, or other determination by an independent party, such as a court or arbitrator.

"**Proceeds Account**" means the trust account established by the Law Firm and administered in accordance with the MSA.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, or any successor legislation, and any regulations or rules promulgated thereunder.

"**Transfer**" or "**Transferred**" means, (A) means to give, sell (directly or indirectly) exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, voluntarily or involuntarily, by operation of law or otherwise.

2. *Payment of Purchase Price*. With respect to each Buyer, the Purchase Price for the Transferred Interest shall be as set forth on the signature page hereto provided that the aggregate amount of COPs issuable to Buyers, exclusive of COPs issuable, including the payment of fees and commissions in connection with the Offering, shall not exceed 5,000,000.

3. *Issuance of COPs*. Within 60 days of the Closing Date, Seller shall cause the purchased COPs to be sent to the Buyers. Buyers will receive an COP for every dollar of Purchase Price. For example, if the Purchase Price is $100, the Buyer will receive 100 COPs.

4. *Payment of Investment Return*. Seller agrees to pay each Buyer (or their respective Transferees) the Investment Return on the Transferred Interest set forth on **Schedule I** hereto ("**Investment Return**") in accordance with and subject to the limitations set forth herein, including without limitation, Section 5(a) below. The payment of the Investment Return shall be facilitated by the distribution and use of COPs and the Investment Return shall be paid if and only if (i) any Litigation Proceeds are allocated and distributed and (ii) the Buyer or its security holder follows the Claims Procedures. Buyers understand and acknowledge that not every case originated by Seller and Law Firm will proceed past the Motion to Dismiss Milestone, and that not every case originated will result in an Investment Return for Buyers.

a. In the event there is a recovery of Litigation Proceeds such that the Buyers are entitled to the Investment Return, the Seller will direct Law Firm to pay the Investment Return to each Buyer or its security holder.

b.   The Fund Administrator shall receive and hold, on behalf of Seller, all Litigation Proceeds. The Fund Administrator shall account for all Litigation Proceeds, and cause to be distributed to Seller the management fee as defined in Schedule I and Pro Rata Distribution to Buyer.

    i.   As soon as reasonably practicable after the receipt of Litigation Proceeds, the Fund Administrator shall, at the expense of Seller, cause to be prepared a balance sheet of the Seller and a related statement of income, loss, change in financial of the Seller, Investment Returns, and Pro Rata Distributions to Buyer.

    ii.   Upon reasonable notice from Buyer and for any purpose reasonably related to such Buyer's interest, the Fund Administrator shall afford Buyer and Buyer's representatives' access during normal business hours to the organizational, financial, and similar records, reports, and documents of the Seller and shall permit Buyer and such Buyer's representatives to examine such documents and make copies thereof at such Buyer's cost and expense.

In the event payment is due pursuant to Section 5(a) prior to the issuance of the COPs pursuant to Section 4, Seller shall, via the Fund Administrator, make prompt issuance of the COPs *provided* that if the Seller fails to do so within thirty (30) days of an executed settlement agreement, dismissal of the Lawsuits, or recovery of Litigation Proceeds, as applicable, the Seller will use commercially reasonable efforts to make these payments to holders of this instrument by establishing an online process for holders to submit claims for payment. Individuals will be able to submit claims for payment in accordance with instructions to be provided by the Seller.

5.   *Representations and Agreements by Seller*. The Seller represents, warrants, agrees and covenants to the Buyers that:

a.   This Agreement constitutes a legal, valid and binding agreement of the Seller enforceable against it in accordance with its terms.

b.   Seller is the sole and beneficial owner of, and has good title to, the claims and all rights to Litigation Proceeds.

c.   The Seller covenants and agrees to cooperate in the prosecution of the Claims. Specifically, the Seller will cause its managers, officers, executives, and employees to promptly and fully assist the Law Firm as reasonably necessary to conduct and conclude the Lawsuits. For the avoidance of doubt, such assistance includes all actions any plaintiff may reasonably expect undertaking such as submitting to examination; verifying statements under oath; and appearing at any proceedings. The examples in the preceding sentence are illustrative and do not limit the Seller's duty to cooperate in any way.

d. The Seller shall use its best efforts to preserve the rights of the Buyer's hereunder, including their rights to Litigation Proceeds and agrees during the term of this Agreement to use reasonable efforts to refrain from knowingly (i) engaging in any acts or omissions that would have a materially adverse impact on the Lawsuits, the Claim, or an COP holder's rights to the Investment Return or (ii) granting any person or Entity a future interest in the Claim, Lawsuits or Litigation Proceeds that is senior or pari passu to the claims of the Buyers to Litigation Proceeds under the Agreements.

e. The Seller will refrain from making any attempts to revoke or cause to be revoked MSA and will assist the Law Firm as may be necessary or desired to ensure that each COP holder receives their Investment Return within 90 days of Law Firm's receipt of Litigation Proceeds in the Deposit Account. In the event the Investment Return is not sent to a holder of COPs who is entitled to such payment on or before the 90-day period described above, the Buyer shall be entitled to interest at the "Prime Rate" of interest adjusted as of the first day of each calendar month and as determined by reference to the Federal Open Market Committee (FOMC).

f. The Seller is a limited partnership in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

g. The execution, delivery and performance by the Seller of this instrument is within the power of the Seller and has been duly authorized by all necessary actions on the part of the Seller. This instrument constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Seller, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Seller; or (iii) any material indenture or contract to which the Seller is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Seller.

h. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Seller; (ii) result in the acceleration of any material indenture or contract to which the Seller is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Seller or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Seller, its business or operations.

i. No consents or approvals are required in connection with the performance of this instrument, other than any qualifications or filings under applicable securities laws and approvals of Seller that have been received as of the date hereof.

j. As of the date hereof, there are no bankruptcy proceedings outstanding or written notice of potential proceedings against Seller. In the event the Seller commences, or has commenced against it, any case or other proceeding pursuant to any bankruptcy, insolvency or similar law, Seller shall use reasonable efforts to cause the Investment Return to be described as an asset of Buyer in any oral or written communications, including any document filed in connection therewith.

k. All filed and unsealed pleadings in the Lawsuits are accessible through the federal courts' PACER service (https://pacer.uscourts.gov/) or comparable State court portal in the jurisdictions the Lawsuits are filed.

6. *Representations by Buyers*. Each Buyer represents to the Seller as follows:

a. The Buyer has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Buyer, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Buyer acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

c. In deciding to purchase this instrument, the Buyer is not relying on the advice or recommendations of the Seller and the Buyer has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Buyer. The Buyer understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

d. The Buyer understands that the Law Firm's claim to the Contingency Fee and reimbursement of Claims Expenses is senior to, and payable in advance of, the payment of Litigation Proceeds and the Buyer receiving any portion of the Investment Return.

e. The Buyer understands and acknowledges that this Agreement does not transfer to the Buyer control over the Lawsuits, any right to require the Seller continue the Lawsuits or to pursue the Claims, or any approval or veto rights over any proposed settlement. Seller shall at all times remain wholly in control of the Lawsuits and resolution thereof.

f. The Buyer is paying the Purchase Price consideration for the Investment Return on a non-recourse basis. In the event a Final Determination fails to result in a recovery of Litigation Proceeds, Seller shall have no further obligations hereunder, including to make any payment to Buyer for any portion of the Purchase Price. In the event Litigation Proceeds are insufficient to pay Buyers in full, including after the payment of Claims Expenses, after the payment of Buyer's Pro Rata Distributions, Seller shall have no further obligations hereunder.

g. The Buyer understands that the information disclosed in connection with litigation financing is complex, nuanced, and oftentimes more detailed than the information disclosed in connection with prospective investments in most asset classes, such as investments in corporate entities that disclose financial statements and discuss their business models in public disclosures. Depending on the time of investment, hundreds of pages of documentation from the plaintiff, defendant, and the court may be available on the public docket. Investors should carefully review such documentation prior to investing, and investors should understand who is writing each such document when reviewing them. For example, documents drafted by plaintiffs and defendants are primarily written from a position of advocacy. Lawyers write these documents with the goal of zealously advocating for their respective clients rather than informing a potential investor.

Standards employed by the court at different stages of litigation do not represent a fair indication as to whether a plaintiff will ultimately be successful on the merits of a claim if litigated through trial. A court uses different criteria to determine whether a claim survives a motion to dismiss, a motion for summary judgment, or similar motions made under applicable state law, as compared to how a court will rule or instruct a jury at trial. The varying nature of these standards should be understood by investors.

The Buyer understands that these are only a few of the many complexities of the American legal system and with investing in litigations, in general, and does not cover all such risks and complexities therein.

h.   The Buyer understands that the amount of damages claimed in the Lawsuits may be aggressively contested by the parties and the Buyer represents that there may be significant variance in the amount of damages claimed by a party and the amount of damages ultimately awarded by a court or jury. Moreover, the Lawsuits may settle for amounts significantly lower than the amounts claimed and the Buyer understands that he or she should factor that in when assessing this Agreement.

i.   The Buyer understands that no public market now exists for any of the securities issued by the Seller, and that the Seller has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the obligations hereunder.

j.   If the Buyer is not a United States person (as defined by Section 7701(a)(30) of the IRC), the Buyer hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Buyer acknowledges that the Seller has taken no action in foreign jurisdictions with respect to this instrument.

    k.   The Buyer understands that this instrument is being offered in a regulation crowdfunding offering with other Agreements, and all participants in the aforementioned offering, together, "Buyers," will have the same rights and obligations.

7.   *Arbitration, Law & Jurisdiction*. Except as it relates to the Federal Arbitration Act ("FAA"), the Investment Documents and any related claims shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof. Any dispute, claim, or controversy arising out of, or relating to, the Investment Documents, or the breach, termination, enforcement, interpretation or validity thereof, including this provision to arbitrate, shall be settled by binding arbitration in the Judicial Arbitration and Mediation Service ("JAMS"). The arbitration shall be conducted pursuant to the FAA and the JAMS Commercial Arbitration Rules in effect at the time of the arbitration. The tribunal shall consist of one arbitrator that the Parties will seek to agree on within fourteen (14) days of the request for arbitration and if no such agreement is reached JAMS shall appoint such arbitrator within seven (7) days thereafter. Each Party shall pay its own expenses in such arbitration, including attorneys' fees. An arbitration award may be confirmed in any jurisdiction in which a party is subject to personal jurisdiction or otherwise possesses assets. Nothing in this provision shall prevent either Party from obtaining preliminary injunctive relief in court if necessary to prevent irreparable harm pending the conclusion of any arbitration in accordance with this Section 8; for such actions, the Parties hereby consent to the exclusive jurisdiction of any state or federal court located within the County of San Diego and State of California and agree that all such actions shall be litigated in such courts waiving any defense of forum non conveniens and any right to jury trial. An arbitration award may be confirmed in any jurisdiction in which a party is subject to personal jurisdiction or otherwise possesses assets.

8.   *Successors and Assigns*. Seller shall not assign any of its rights or obligations under the Investment Documents or the Litigation Proceeds. Buyer may assign or otherwise transfer all or any of its rights and obligations under the Agreement; provided that no such assignment shall be made to any defendant in the Lawsuits or to another Person which would materially and adversely affect the Claims. Subject to the foregoing, this Agreement shall be binding and inure to the benefit of Seller and Buyer and their respective heirs, executors, personal representatives, administrators, successors and permitted assigns.

9.   *Conduct of the Litigation*. Buyer shall not provide legal advice of any kind to Seller. All legal services that might prove necessary shall be the sole responsibility of the Law Firm or other attorney(s) retained and authorized by Seller to represent Seller. Buyer further acknowledges that it shall issue no instructions of any kind to Law Firm or to any other attorneys retained and authorized by the Seller or otherwise exercise any influence or control over the Law Firm or such attorneys with respect to the representation of the Seller or the conduct of the Lawsuits. By virtue of entering into this Agreement, Buyer does not become a party to the Lawsuits or become a client of the Law Firm. Seller retains the unrestricted right to settle the Lawsuits at

any time in good faith without the approval of the Buyers.

10. *Relationship between Seller and Buyer; Income Tax Treatment*. The relationship of the Parties shall be that of seller and buyer, and neither Party shall be considered or act as an agent of or have any fiduciary duties to the other Party. The Agreement not intended to create a joint venture, partnership or association between the Parties. The Parties intend that the transactions set forth in this Agreement shall be treated for income tax purposes as a prepaid forward contract and not as indebtedness, and each Party agrees to report these transactions on its income tax returns in a manner consistent with such intention and to pay any applicable taxes in a similar fashion. This Agreement creates rights and obligations on the part of each of the Parties. The Parties intend that any rights or obligations created as a consequence of this Agreement shall terminate (within the meaning of Section 1234A of the IRC) upon Buyer's receipt of the full Investment Return pursuant to this Agreement. To the maximum extent permitted by law, the payment of the Investment Return shall be treated as the disposition of any assets created or transferred to Buyer as a result of this Agreement.

11. *Miscellaneous*

a. Each Buyer hereby agrees that, if any amendment, waiver or modification of this Agreement is (A) approved by the written consents required for such amendment, waiver or modification under the preceding clause "(a)" (i.e., approved by the written consent of the Seller and the holders of a majority of the amount of Purchase Price paid), each Buyer shall promptly (and in any event within thirty days of the Seller's written request (accompanied by the relevant written consent of other Buyers)) execute and deliver to the Seller such amendment or a written agreement setting forth such waiver or modification.

b. Each Buyer hereby constitutes and appoints as the proxies of such Buyer, and hereby grants a power of attorney to: (A) the Law Firm, and (B) the directors and officers of the Seller, and each of them, with full power and substitution, to execute any amendment, modification or waiver the Buyer is required to execute pursuant to the preceding clause "(a)(i)" and fails to deliver within the period of time required by the preceding clause "(a)(i)". Each of the proxy and power of attorney granted in this clause "(a)(i)" is being given in consideration of the agreements and covenants of the parties in connection with the transactions contemplated by this instrument and, as such, each is coupled with an interest, secures the proprietary interest of such donee and the performance of obligations owed to such donee and shall be irrevocable until this instrument terminates pursuant to its terms or is amended to remove or terminate the proxy and power of attorney. Each Buyer hereby revokes any and all previous proxies or powers of attorney with respect to the matters contemplated herein that may conflict or be inconsistent with the foregoing provisions and shall not hereafter, until this instrument terminates pursuant to its terms or is amended to remove or terminate the proxy and power of attorney, grant, or purport to grant, any other proxy or power of attorney which may conflict or be inconsistent with the foregoing provisions.

c. Upon the Final Determination, if no Litigation Proceeds are payable in connection therewith, this Agreement shall automatically terminate and be of no further force or effect.

d. Seller shall not be liable or responsible to the Buyers, nor be deemed to have defaulted under or breached this Agreement, in each case, for any failure or delay in fulfilling or performing Section 4(a), 5, or 6(f) of this Purchase Agreement, if and to the extent that such failure or delay is caused by, or results from, acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) applicable law or regulations; (e) action by any Governmental Authority; or (f) technological changes or malfunctions (including changes imposed by platforms or networks on which applications related to the COPs and the Escrow Agent network would be made available).

e. The financial security may be subject to transfer restrictions, limiting the ability of the holder to assign or sell the instrument to third parties without prior consent or compliance with applicable financial securities regulations. Seller hereby acknowledges and consents to all terms set forth in this Agreement and hereby waives its right to raise any objection thereto and consents to any transfer restrictions Seller deems necessary to comply with all applicable federal and state laws and regulations. In connection herewith, Seller will execute and deliver to Buyers an assignment of the Transferred Interest.

f. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

VICTORY LITIGATION FUND I, LP

By:

Name: Ron Lasorsa

Title: CEO

Address: 8 The Green Ste A, Dover, DE 19901

Email: rsl@victorydfi.com

BUYER

By: [/s/Investor signature]

Name: [Investor name]
Purchase Price [$US investment amounts]
Address:

Email:

SCHEDULE I
Performance Fee

LAW FIRM agrees to pay CME a fixed performance fee per case for completing specific services outlined in the Management Services Agreement ("MSA").

Pursuant to this Agreement, LAW FIRM agrees to pay a per-case performance fee to CME. The performance fee specific to each underlying case is payable within 30 days of when the LAW FIRM receives its legal fee on that particular case.

Investment Return

The Investment Return is calculated by multiplying the Final Cost of Acquisition ("FCOA") by a contractually agreed-upon multiplier of 10. For every Lawsuit originated by Seller, Law Firm will pay $10 for every $1 Seller expended in originating the Lawsuit.

The FCOA is calculated by taking the total funds spent during an advertising campaign to originate cases divided by the final number of cases filed with the court.

Final Cost of Acquisition
Calculation

For example, if $100,000 is the total amount of funds spent during an advertising campaign, and 10 cases are filed with the court, the FCOA is $10,000 per case ($100,000 / 10).

The FCOA figure is used to determine the performance fee (as outlined in the following sections).

Performance Fee Calculation
Methodology

The performance fee is calculated by multiplying the FCOA by a contractually agreed upon Multiplier ("Multiplier"). Thus, the per case performance fee = FCOA * Multiplier.

The Multiplier is determined based on the amount of capital contributed by a law firm in proportion to the amount of funds contributed by the CME, as follows:

1) If LAW FIRM contributes $1 for every $1 provided by CME, the Multiplier is three. The performance fee is <u>three</u> times the FCOA.

2) If LAW FIRM contributes $1 for every $4 provided by CME, the Multiplier is six. The performance fee is <u>six</u> times the FCOA.

3) If LAW FIRM does not contribute any of its own funds, the Multiplier is ten. The performance fee is <u>ten</u> times the FCOA.

For example, assuming a FCOA of $10,000:

- The performance fee for a 1:1 contribution of funds is equal to 3 (Multiplier) * $10,000 (FCOA) = $30,000 per case
- The performance fee for a 1:4 contribution of funds is equal to 6 (Multiplier) * $10,000 (FCOA) = $60,000 per case
- The performance fee if the law firm does not contribute funds is equal to 10 (Multiplier) * $10,000 = $100,000 per case

LAW FIRM Funds	CME Funds	Multiplier	performance fee
$1	$1	3	3 * FCOA
$1	$4	6	6 * FCOA
$0	$1	10	10 * FCOA

Distribution of Funds: 50% Reinvestment / 50% Payout

As Lawsuits are paid, the amounts paid are used to pay the Law Firm's contingency fees. Law Firm will then pay Seller the Investment Return. Once Seller's cumulative net cash flow from Investment Returns reaches $1,000,000 in aggregate, for each completed campaign 50% of the funds will be distributed pro-rata to Buyers, and 50% will be redeployed and reinvested to conduct additional campaigns.

For example, assuming cumulative net cash flow from Investment Returns reaches $1,000,000:

- 50% of the funds ($500,000) will be distributed pro-rata to Buyers,
- 50% ($500,000) will be redeployed and reinvested to conduct additional campaigns.

50% Reinvestment Allocation

The 50% reinvestment allocation allows Investors to benefit from the contingency fees and Investment Returns of additional campaigns without the need for additional Certificate of Participation sales, thereby minimizing Seller Certificate of Participation dilution and maximizing ROI for the Buyers.

The Seller will cap the total management fee to 20% of money allocated to each campaign, including campaigns from redeployed funds, consistent with the industry norms.

50% Payout Allocation

15

Of the 50% of funds from Investment Returns from each campaign distributed pro-rata to Buyers, Seller will not receive any distributions from Investment Returns until 100% of Buyers' initial investment has been returned to Buyer.

Once 100% of the initial investment has been returned to Buyers, the Buyers will receive 50% of the Investment Returns in the form of Pro Rata Distributions, and Seller will retain the remaining 50% of the Investment Returns.

For example, when the "Investment Returns" first reaches $1,000,000, after the $500,000 reinvestment allocation, there is $500,000 remaining for Payout. Assuming an initial Buyer investment of $100,000 :

- 100% of initial Buyer investment is repaid = $100,000
- 50% of remaining $400,000 investment return is distributed to Buyer = $200,000
- Total payout to Buyer is $300,000

When the "Investment Returns" reaches $1,000,000 all subsequent times, the Buyer, and the Seller, split the Pro Rata Distributions evenly until the buyer has been paid (10x) times return on initial investment.

- 50% of Payout Allocation to Buyers = $250,000
- Total payout to buyers is now $550,000

This 50% Reinvestment / 50% Payout process continues until Buyers receive payouts that total 10X times return on their initial investment.

Certificate of Participation Burn

Certificate of Participation shall expire after paying out 1000% (10x) times return on initial investment. Pro Rata Distributions will be made after receipt of funds from Lawsuits. Once the sum total of distributions for a given performance fee equals $10 for every $1 paid for the performance fee, the performance fee will automatically expire, and "burn" and Buyer will no longer be entitled to further Pro Rata Distributions.

It is anticipated and acknowledged that it will take more than one reinvestment/payout investment cycle, if ever, to achieve this return. Therefore, the maximum return an Investor can ever receive is 1000%.

EXHIBIT A

16

EXHIBIT D

Management Service Agreement between Seller and Law Firm

MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT ("Agreement") is entered into effective as of _____ ("Effective Date") by and between Victory Litigation Fund, a Delaware Limited Partnership ("CASE MANAGEMENT ENTITY" or "CME") and _____, a _____ ("LAW FIRM"). CME and LAW FIRM are sometimes referred to herein collectively as the "Parties" and individually each of CME and LAW FIRM may be referred to herein as a "Party."

WITNESSETH:

WHEREAS, LAW FIRM desires to contract with CME for CME to provide certain services and for the use of certain personnel of CME as described in this Agreement; and

WHEREAS, the services provided by CME are as set forth on Schedules A and B, as it may be amended from time to time pursuant to Section 3.4.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties agree, intending to be legally bound, as follows:

ARTICLE I
PERFORMANCE AND PAYMENT OF SERVICES

Performance of Services.

(a)   Subject to the terms and conditions set forth herein, CME shall provide or cause to be provided to LAW FIRM the services listed on Schedule A (each, a "**Service**" and collectively, the "**Services**"). Specifically, CME shall provide non-legal services and consulting support to LAW FIRM as outlined in this Agreement.

(b)   The Parties shall mutually agree, in writing and in advance of any Services rendered by CME, on a budget for CME to perform said Services and to achieve milestones outlined in Schedule B. Any budget agreed upon by the Parties may be amended by mutual, written consent of the Parties.

(c)   CME shall perform the Services exercising the same degree of care as it exercises in performing the same or similar services for its own account, with performance comparable in all material respects to that provided to its own business operations.

(d)   In addition to the Services to be provided pursuant to Schedule A, the Parties may mutually agree for additional services to be provided in writing from time to time (the "Additional Services"). The scope of any Additional Services, as well as the term, costs and other terms and conditions applicable to such services, shall be as mutually agreed in writing by the Parties.

(e)   CME may use reasonably qualified subcontractors to provide some or all of the Services.

(f)   Any and all costs and expenses incurred by CME on behalf and for the benefit of LAW FIRM will be reimbursed to CME at a time and in the amount as contained in this Agreement.

(g)   Neither Party nor any of its employees or representatives shall be deemed for any purpose (including compensation or employee benefits) to be employees or representatives of the other Party. In performing their respective duties hereunder, all employees and representatives of CME shall be under the direction, control, and supervision of CME (and not of LAW FIRM) and CME shall have the sole right and responsibility to exercise all authority with respect to the employment (including termination of employment), assignment, and compensation of such employees and representatives.

(h)   CME is not a law firm and does not provide legal advice, nor does it make legal decisions on behalf of any client of LAW FIRM. Notwithstanding, CME recognizes that LAW FIRM is bound by rules of ethics and rules of professional conduct. Accordingly, CME represents it services will conform to, and be compliant with, the Rules of Court, Ethics, and Professional Conduct to the extent required.

(i)   The Parties acknowledge that CME shall be solely responsible for compensating (and withholding or paying taxes in connection therewith) and providing employee benefits, as applicable, to any individual providing Services hereunder.

Payment for Services.

(a)   **Services**. Upon completion of all Milestones set forth in Schedule B, and contingent on payment of legal fees for those case originated from CME providing LAW FIRM Services, LAW FIRM shall pay to CME on the dates and in the amount specified as consideration for such Service or Additional Service on Schedule A. It is anticipated that the payments for Services shall be payable at the time of invoice. CME shall provide monthly statements of all billable Service amounts.

(b)   **Costs and Expenses**. In addition to payment for Services, LAW FIRM may be required to pay expenses in connection with the Services rendered by CME. Such expenses may include, among other things, extraordinary photocopying, messenger service, overnight delivery, faxing, long-distance telephone, and express mail expenses. CME will obtain LAW FIRM's written authorization before incurring any expense in excess of $100.00. With respect to any costs and expenses, CME will determine all payments required to be paid for same, and such determinations shall be final, binding, and not subject to appeal or dispute. Any cost and expense payments shall be paid within thirty (30) days following the demand for same, unless otherwise agreed between the parties or as listed on Schedule A.

ARTICLE II
CASE MANAGEMENT SERVICE

II.2. CME Case Management Service. CME and LAW FIRM agree that CME will, on behalf of LAW FIRM's docket originated pursuant to CME's services outlined in Article I of this

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Agreement and Schedule A, engage in the case management procedures outlined in Schedule A.

II.3. <u>Service Fees</u>. LAW FIRM agrees to pay to CME the amounts outlined in Schedule A for non-legal services outlined in this Agreement.

II.4. <u>Term of this Agreement</u>. The term of this Agreement shall begin upon the execution of this Agreement and shall terminate in accordance with Section 3.1 or upon completion of the work provided to LAW FIRM by CME.

<u>Limited Liability</u>. CME is not responsible and shall be held harmless from any obligations, costs, claims, judgements, settlement, and attorneys' fees, and attachments arising from or growing out of Services rendered to LAW FIRM pursuant to the terms of this Agreement or in any way connected with the rendering of services, except when the same shall arise due to the willful misconduct or gross negligence of CME.


ARTICLE III
MISCELLANEOUS


<u>Term and Termination</u>. This Agreement shall commence on the Effective Date and shall continue until terminated upon completion of the work herein described (the "**Term**").

a) <u>Termination for Cause</u>. Either party may terminate this Agreement, effective upon written notice to the other party (the "**Defaulting Party**"), if the Defaulting Party (a) materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure, the Defaulting Party does not cure such breach within ten (10) business days after receipt of written notice of such breach; (b) becomes insolvent; (c) admits its inability to pay its debts generally as they become due; (d) becomes subject to any bankruptcy proceeding which is not dismissed or vacated within thirty (30) days after filing; (e) is dissolved or liquidated; (f) makes a general assignment for the benefit of creditors; or (g) has a receiver, trustee, custodian, or similar agent appointed by court order to take charge of or sell any material portion of its property or business.

b) <u>Effects of Termination or Expiration</u>. Upon expiration or termination of this Agreement for any reason, (a) Service Provider shall: (i) deliver to Customer all documents, work product, and other materials, whether or not complete, prepared by or on behalf of Service Provider in the course of performing the Services for which Customer has paid; (ii) return to Customer all Customer-owned property, equipment, or materials in its possession or control; (iii) remove any Service Provider-owned property, equipment, or materials located at Customer's locations; and (iv) provide reasonable cooperation and assistance to Customer upon Customer's written request and at Customer's expense, in transitioning the Services to an alternate service provider; and (b) each party shall return to the other party or destroy, at the other party's discretion, all documents and tangible materials (and any copies, physical or electronic) containing, reflecting, incorporating or based on the other party's Confidential Information and certify in writing that it has done so; provided, however, that Customer may retain copies of any Confidential Information of Service

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Provider incorporated in the Deliverables, as defined in 5.1, or to the extent necessary to allow it to make full use of the Services and any Deliverables.

c) Survival. The rights and obligations of the parties set forth in this 3.1 and Sections 3.2, 3.6, 3.8, 3.11, 3.12, and any right or obligation of the parties in this Agreement which, by its nature, should survive termination or expiration of this Agreement, will survive any such termination or expiration of this Agreement.

Confidentiality. In addition to any obligations of confidentiality pursuant to other agreements between or among the Parties, or any of their subsidiaries or affiliates, each Party shall, and shall cause their affiliates and subsidiaries to, hold in confidence and, without the prior written consent of the Party to whom the information relates, and not disclose to any person, or exploit for its own purposes, any information received by it from the other Party hereto (or any such other Party's affiliates or subsidiaries) during the provision of the Services or related to the subject matter or performance of this Agreement and any Schedule or attachment hereto. Each Party further agrees that it shall use the information received by it from the other Party hereto (or any such Party's affiliates or subsidiaries) only in connection with the provision or receipt of the Services and for no other purpose whatsoever.

Relationship of Parties. The parties to this Agreement have the relationship of independent contractors. Nothing herein contained shall be deemed or construed by LAW FIRM or CME as creating the relationship of principal and agent, employer and employee, partnership, joint employers or joint venture between the Parties. Except as otherwise expressly set forth in this Agreement, neither Party has the right or authority to enter into any contract, warranty, guarantee or other undertaking in the name or for the account of the other Party or to assume or create any obligation or liability of any kind, express or implied on behalf of the other Party, or to bind the other Party in any manner whatsoever, or to hold itself out as having any right, power or authority to create any such obligation or liability on behalf of the other or to bind the other Party in any manner whatsoever, or to act on behalf of the other Party as its broker, agent or otherwise for the purpose of committing, selling, conveying or transferring any of the other Party's assets or property, contracting for or in the name or the other Party, or making any representation binding upon such other party (except, in each case, as to any actions taken by a Party at the express written request and direction of the other Party).

Entire Agreement; Amendment. This Agreement (including Schedule A, any Loan Agreement and any updates or annexes thereto), constitutes the entire understanding between the Parties with respect to the specific subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Except as otherwise provided herein, any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by CME and LAW FIRM, or in the case of a waiver, by the party against whom the waiver is to be effective.

Disclaimer of Warranties. NEITHER PARTY HERETO MAKES, AND EACH PARTY HERETO EXPRESSLY DISCLAIMS, ANY AND ALL REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE SERVICES TO BE PROVIDED UNDER THIS AGREEMENT, INCLUDING WARRANTIES WITH RESPECT TO MERCHANTABILITY, OR

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SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ANY WARRANTIES ARISING FROM COURSE OF DEALING, COURSE OF PERFORMANCE OR TRADE USAGE.

Limitation on Liability. The liability of either Party for any damages arising from the Services pursuant to this Agreement is limited to the amount set forth by law and in no event will either party be liable for any damages from lost profits or any incidental or consequential damages.

No Third-Party Beneficiaries. Executed signatures to this Agreement may be delivered by any standard electronic means and any such electronically delivered signatures shall be construed as manually executed signatures. Except as otherwise specifically set forth herein or in any amendment hereto, no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Severability. In the event that any provision or requirement of this Agreement is in violation of any law or regulation or otherwise found to be invalid or unenforceable in any jurisdiction: (i) such provision or requirement shall not be enforced except to the extent it is not in violation of such laws or regulations or otherwise invalid or unenforceable, (ii) the Parties will promptly renegotiate to restore such provision or requirement of this Agreement as near as possible to its original interest and effect, and (iii) all other provisions and requirements of this Agreement shall remain in full force and effect.

Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if made in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, with respect to each Party, at its main offices. Notices shall be effective on the date of delivery in person, one (1) business day after delivery to such overnight courier service, or five (5) business days after the date mailed.

III.10. Dispute Resolution. In the event a dispute arises out of, or in connection with, this Agreement, the Members will attempt, in good faith, to resolve the dispute through friendly consultation. If the dispute is not resolved within a reasonable period, then any or all outstanding issues may be submitted to mediation in accordance with JAMS' rules, regulations, and requirements. If mediation is not successful in resolving the entire dispute or is unavailable, any outstanding issues shall be submitted to final and binding arbitration in accordance with JAMS' rules, regulations, and requirements, as well as the laws of the State of California. Arbitration shall be held in San Diego, California before a single arbitrator. The arbitrator's award will be final, and judgment may be entered upon it by any court having jurisdiction within the State of California.

Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

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Conflict. In case of conflict between the terms and conditions of this Agreement and any schedule hereto, the terms and conditions of such schedule shall control and govern as it relates to the Service to which those terms and conditions apply.

III.14. Records. Each Party shall keep administrative records regarding the provision of Services and retain such records for a period of two (2) years following the cessation of such Service.

Assignment; Binding Effect. This Agreement may not be assigned by either Party without the prior written consent of the other Party, except to an acquirer of substantially all of the assets or business of either Party. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

III.16. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

CME: **CASE MANAGEMENT ENTITY, LLC**

By: _____
    Name: Ron Lasorsa
    Title: President

LAW FIRM: _____

By: _____
    Name:
    Title:

SCHEDULE A: DESCRIPTION OF SERVICES AND PAYMENT

Performance Fee

LAW FIRM agrees to pay CME a fixed performance fee per case for completing specific services outlined in the Management Services Agreement ("MSA").

Pursuant to this Agreement, LAW FIRM agrees to pay a per-case performance fee to CME. The performance fee specific to each underlying case is payable within 30 days of when the LAW FIRM receives its legal fee on that particular case.

Investment Return

The Investment Return is calculated by multiplying the Final Cost of Acquisition ("FCOA") by a contractually agreed-upon multiplier of 10. For every Lawsuit originated by Seller, Law Firm will pay $10 for every $1 Seller expended in originating the Lawsuit.

The FCOA is calculated by taking the total funds spent during an advertising campaign to originate cases divided by the final number of cases filed with the court.

Final Cost of Acquisition Calculation

For example, if $100,000 is the total amount of funds spent during an advertising campaign, and 10 cases are filed with the court, the FCOA is $10,000 per case ($100,000 / 10).

The FCOA figure is used to determine the performance fee (as outlined in the following sections).

Performance Fee Calculation

Methodology

The performance fee is calculated by multiplying the FCOA by a contractually agreed upon Multiplier ("Multiplier"). Thus, the per case performance fee = FCOA * Multiplier.

The Multiplier is determined based on the amount of capital contributed by a law firm in proportion to the amount of funds contributed by the CME, as follows:

4) If LAW FIRM contributes $1 for every $1 provided by CME, the Multiplier is three. The performance fee is three times the FCOA.

5) If LAW FIRM contributes $1 for every $4 provided by CME, the Multiplier is six. The performance fee is six times the FCOA.

6) If LAW FIRM does not contribute any of its own funds, the Multiplier is ten. The performance fee is <u>ten</u> times the FCOA.

For example, assuming a FCOA of $10,000:

- The performance fee for a 1:1 contribution of funds is equal to 3 (Multiplier) * $10,000 (FCOA) = $30,000 per case
- The performance fee for a 1:4 contribution of funds is equal to 6 (Multiplier) * $10,000 (FCOA) = $60,000 per case
- The performance fee if the law firm does not contribute funds is equal to 10 (Multiplier) * $10,000 = $100,000 per case

LAW FIRM Funds	CME Funds	Multiplier	performance fee
$1	$1	3	3 * FCOA
$1	$4	6	6 * FCOA
$0	$1	10	10 * FCOA

Distribution of Funds: 50% Reinvestment / 50% Payout

As Lawsuits are paid, the amounts paid are used to pay the Law Firm's contingency fees. Law Firm will then pay Seller the Investment Return. Once Seller's cumulative net cash flow from Investment Returns reaches $1,000,000 in aggregate, for each completed campaign 50% of the funds will be distributed pro-rata to Buyers, and 50% will be redeployed and reinvested to conduct additional campaigns.

For example, assuming cumulative net cash flow from Investment Returns reaches $1,000,000:

- 50% of the funds ($500,000) will be distributed pro-rata to Buyers,
- 50% ($500,000) will be redeployed and reinvested to conduct additional campaigns.

50% Reinvestment Allocation

The 50% reinvestment allocation allows Investors to benefit from the contingency fees and Investment Returns of additional campaigns without the need for additional Certificate of Participation sales, thereby minimizing Seller Certificate of Participation dilution and maximizing ROI for the Buyers.

The Seller will cap the total management fee to 20% of money allocated to each campaign, including campaigns from redeployed funds, consistent with the industry norms.

50% Payout Allocation

Of the 50% of funds from Investment Returns from each campaign distributed pro-rata to Buyers, Seller will not receive any distributions from Investment Returns until 100% of Buyers' initial investment has been returned to Buyer.

Once 100% of the initial investment has been returned to Buyers, the Buyers will receive 50% of the Investment Returns in the form of Pro Rata Distributions, and Seller will retain the remaining 50% of the Investment Returns.

For example, when the "Investment Returns" first reaches $1,000,000, after the $500,000 reinvestment allocation, there is $500,000 remaining for Payout. Assuming an initial Buyer investment of $100,000 :

- 100% of initial Buyer investment is repaid = $100,000
- 50% of remaining $400,000 investment return is distributed to Buyer = $200,000
- Total payout to Buyer is $300,000

When the "Investment Returns" reaches $1,000,000 all subsequent times, the Buyer, and the Seller, split the Pro Rata Distributions evenly until the buyer has been paid (10x) times return on initial investment.

- 50% of Payout Allocation to Buyers = $250,000
- Total payout to buyers is now $550,000

This 50% Reinvestment / 50% Payout process continues until Buyers receive payouts that total 10X times return on their initial investment.

Certificate of Participation Burn

Certificate of Participation shall expire after paying out 1000% (10x) times return on initial investment. Pro Rata Distributions will be made after receipt of funds from Lawsuits. Once the sum total of distributions for a given performance fee equals $10 for every $1 paid for the performance fee, the performance fee will automatically expire, and "burn" and Buyer will no longer be entitled to further Pro Rata Distributions.

It is anticipated and acknowledged that it will take more than one reinvestment/payout investment cycle, if ever, to achieve this return. Therefore, the maximum return an Investor can ever receive is 1000%.

SCHEDULE B: MILESTONE OVERVIEW

The purpose of this Schedule B is to summarize the Services provided by CME to the LAW FIRM as outlined in Schedule A and to estimate the costs of each Milestone. The Services provided and costs incurred, for purposes of this Agreement, are divided into three separate Milestones.

Milestone Definitions

Milestone 1 – Lead Retention and Contract Services
- Services provided: Lead generation, intake call screening, and contract signing services.
- Expected duration of Milestone 1: Up to 90 days from initial lead contact.
- Goal: Maximize the ratio of leads purchased to leads retained.

Milestone 2 – Medical Record Retrieval & Medical Record Review
- Services provided: Medical records requests and retrieval.
- Expected duration of Milestone 2: Up to 180 days from initial medical records request.
- Goal: Maximize the ratio of leads retained to cases validated.

Milestone 3 –Plaintiff Fact Sheet Preparation
- Services provided: Plaintiff fact sheet preparation, deficiency perfection and court submission services.
- Expected duration of Milestone 3: Up to 90 days from initial case validation.
- Goal: Maximize the ratio of cases validated to cases filed and assigned a docket number.

EXHIBIT B

Silicon Prairie Capital Partners, LLC
475 Cleveland Ave., Suite 101B
St. Paul, MN 55104

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EXHIBIT C

Seller hereby designates **Hill Point Advisors**, a California Limited Liability Partnership, with its principal place of business at 401 West Broadway, Suite 400, San Diego, California, 92101, as Seller's **Fund Administrator**.

EXHIBIT E

Video Transcription

Hello, my name is Ron Lasorsa, and I am the managing general partner of the Victory Litigation Fund. To conduct an unregistered securities offering, must accurately disclose all material information that might affect a potential investor's decision to work with me and the Victory Litigation Fund. So, with this video, I am officially disclosing that until recently I was bound by a non-disclosure agreement with a former business partner who is now a prominent attorney.

That non-disclosure agreement restricted what I could say about our previous business venture which originated over half a billion dollars in legal fees on behalf of that prominent attorney. While originating those cases, I learned of acts believed were morally and ethically wrong and when I raised objections I was cut out of the deal. Afterwards, walked away from the industry for over three years because I was so disgusted. But once I heard about the Camp Lejeune Justice Act litigation, I knew I had to do something.

I knew that lawyers like my former business partner would try to exploit those veterans, so, I risked a significant monetary judgment against myself, to tell the truth because I thought it was the right thing to do. Unfortunately, I took that risk and lost, so now I must pay that former business partner over six hundred thousand dollars because he continues to demand that I remain absolutely silent on our business dealings.

But that's never going to happen, so I have provided all the details of our dispute in my affidavit with supporting documentation on this website. To be clear, this was a fight I started on my own because I thought it was the right thing to do and the financial hit, I took is a personal liability and in no way implicate the Fund. Once you review the materials, you will see that this tactic was necessary. Because this is now a mandatory SEC disclosure item, I can show you my track record and that I am not afraid to fight against those who exploit the weakest and most vulnerable among us. And I intend to wear that financial judgment as a badge of honor because I need to show veterans the significant risks they could face if they retained an unscrupulous lawyer to represent them.

With this judgment, I have become a real-life example of how some lawyers will treat veterans if they think they can get away with it. You see, litigation finance is a ruthless aspect of our legal system; and your advocate must be ready to go head-to-head with unsavory people. Fortunately, the Marine Corps trained me to take a punch and keep fighting. And that is what I am doing with the Victory Litigation Fund. I am using my skills to fight for veterans, as seen in these unregistered securities offerings.

In fact, I am happy to allow all potential clients and investors to determine my integrity, motivation, and asset management skills when deciding to participate in this project based on the totality of the documentation I can now disclose. Our sons, daughters, brothers, and sisters volunteered to serve their country. They were ready to sacrifice their lives for our country. But they didn't realize the real danger would come from being exposed to toxic poisons by their own Government and on their home bases. And now greedy trial lawyers are lining up to profit from their pain and suffering. We can't let our veterans be taken advantage of. I took the fight to this industry before. Please join me in taking the fight to them again. Thank you for watching this brief video to learn more about the Victory Litigation Fund.